# LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Agreement") is made and entered into as of July 31, 2012 by and between Southern Vehicle Auctions, Inc. ("SVAI") as Borrower (the "Borrower"), and Acacia Automotive, Inc., 3512 E. Silver Springs Boulevard - #243, Ocala, Florida 34470 (the "Lender").

## ARTICLE I

### Amount and Terms of Loan

**Section 1.1** Loan; Maturity Date; Borrowing Procedures; Repayment.

(a)     Subject to the terms and conditions of this Agreement, the Lender agrees to make a loan (the "Loan") to the Borrower in the aggregate amount of $212,500 on the Loan Date. The proceeds of the Loan shall be repaid on or prior to the Maturity Date.

(b)     The effective date of this Loan (the "Loan Date") shall be July 31, 2012, 2012. The terms of the application of the funds subject to this Loan are detailed in Section 1.3 below.

(c)     All principal and interest of the Loan shall be due and payable in one hundred twenty (120) consecutive monthly installments of principal and interest in the amount of $2,672.48 beginning with the first installment due on the first day of the twenty-five (25) month after the Loan Date with the final installment due on or before the same day on the one hundred twentieth (120$^{th}$) month hence (the "Maturity Date"). A loan amortization table setting forth the terms of the installments is attached hereto and made a part of this Agreement as Addendum B.

**Section 1.2**     Note. The Loan to the Borrower pursuant hereto shall be evidenced by the Loan Note of the Borrower of even date herewith (the "Note"), payable to the order of the Lender and evidencing the obligation of the Borrower to pay the aggregate unpaid principal amount of the Loan made by the Lender, together with interest thereon.

**Section 1.3**     Use of Proceeds. Proceeds of the Loan shall be used by the Borrower solely as partial payment in settlement of all obligations to Lender under the terms of that certain definitive Restated Asset Purchase Agreement (the "Definitive Agreement") of even date herewith, in which Borrower (as Purchaser) acquired certain assets and related business of Lender (as Seller).

## ARTICLE II

### Conditions Precedent

**Section 2.1**     Conditions Precedent to the Loans.

(a)     The obligation of the Lender to make the Loan to the Borrower is subject to the following conditions precedent:

(i)     Documents. The Lender shall have received on or before the Loan is made each of the following, in form and substance satisfactory to the Lender:

(1)     Note. The Note, duly executed by the Borrower.

(2)     Security Agreement. A Security Agreement (the "Security Agreement"), duly executed by the Borrower, which shall pledge and grant to the Lender a second priority security interest in the property of the Borrower under the terms and conditions of that certain Subordination Agreement (the "Subordination Agreement") in favor of United States Small Business Administration (the "SBA") in conjunction with a loan to Borrower made by Bank of America, NA ("BofA") in conjunction with guarantees issued on that loan by the SBA, as more fully described therein (the "Collateral").

(3)     Evidence of all Organizational Documents and Action by the Borrower. Certified copy of all action taken by the Borrower, as individuals and as officers and/or directors of any corporation Borrower may control for the purpose of accepting assets transferred under the terms of the Definitive Agreement) authorizing the execution, delivery and performance of this Agreement, the Note, and the Security Agreement and each other document delivered by the Borrower pursuant to this Agreement (all such documents and all other documents delivered by the Guarantor being referred to herein collectively as the "Loan Documents").

(b)     The obligation of the Lender to make the Loan to the Borrower is also subject to the following conditions:

(i)     Representations and Warranties. Each of the representations and warranties made by the Borrower in or pursuant to this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of such date as if made on and as of such date.

(ii)     No Other Litigation. No litigation, investigation or proceeding before or by any arbitrator or governmental authority shall be continuing or threatened against the Borrower or questioning the enforceability of the Borrower's authority to enter into this Agreement or any other Loan Document.

## ARTICLE III

## Representations and Warranties

The Borrower represents and warrants to the Lender that:

**Section 3.1**     Power and Authority; No Conflicting Law or Agreements. The execution, delivery and performance by the Borrower of the Loan Documents to which it is a party have been duly authorized by all necessary action and do not and will not (a) contravene the Borrower's governing documents; (b) violate or constitute a default under any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower; (c) result in a breach of or constitute a default under any indenture or loan or credit agreement or any other agreement, lease, or instrument to which the Borrower is a party or by which it or its properties may be bound or affected; and (d) result in or require the creation or imposition of any lien upon or with respect to any of the properties now owned or hereafter acquired by the Borrower, except as created by the Loan Documents.

**Section 3.2** <u>Legally Enforceable Agreements</u>. This Agreement and each of the other Loan Documents to which it is a party are legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally.

**Section 3.3** <u>Litigation</u>. There is no other pending or threatened litigation, action, or proceeding against or affecting the Borrower before any court, governmental agency or arbitrator which may in any one case, or in the aggregate, materially and adversely affect the financial condition, operations, properties or business of the Borrower or the ability of the Borrower to perform their respective obligations under the Loan Documents.

**Section 3.4** <u>Operation of Business</u>. The Borrower (as Purchaser) does now or will possess all licenses, permits, franchises, patents, copyrights, trademarks and trade names, or rights thereto, to conduct its business substantially as now conducted by Lender (as Seller), and the Borrower is not in violation of any valid rights of others with respect to any of the foregoing.

**Section 3.5** <u>Compliance With Laws</u>. The Borrower has complied with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof having jurisdiction over the conduct of its businesses or the ownership of its property.

## ARTICLE IV

## <u>Covenants</u>

So long as the Note shall remain unpaid, the Borrower shall:

**Section 4.1** <u>Maintenance of Existence</u>. (As Purchaser) preserve and maintain the existence of the business acquired from Lender (as Seller), and qualify and remain qualified to transact business in the State of South Carolina and all other jurisdictions in which such qualification is required.

**Section 4.2** <u>Maintenance of Insurance</u>. Maintain casualty and liability insurance with financially sound insurance companies or associations in such amounts and covering such risks as is consistent with sound business practice.

**Section 4.3** <u>Performance Under Loan Documents</u>. Perform all obligations required to be performed by it under the terms of this Agreement and the other Loan Documents.

**Section 4.4** <u>Compliance with Laws</u>. Comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it may be subject.

**Section 4.5** <u>Maintenance of Properties</u>. Do all things necessary to maintain, preserve, protect and keep its business in good order so that its business carried on in connection therewith may be properly conducted at all times.

# ARTICLE V

## Events of Default

**Section 5.1** <u>Events of Default</u>. The occurrence of a confirmed "Event of Default" under the Note shall constitute an Event of Default under this Agreement.

**Section 5.2** <u>Remedies</u>. Upon the occurrence of a confirmed Event of Default, the Lender may, at its option, immediately exercise any right, power or remedy permitted to the Lender by law or agreement, including the Loan Documents, and shall have, in particular, without limiting the generality of the foregoing, the right to accelerate the maturity of the obligations evidenced by the Note and all other Loan Documents. In the event the Lender shall institute any action for the enforcement or collection of the obligations evidenced by the Note and all the other Loan Documents, the Borrower shall pay the costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law. The Borrower shall be liable for any deficiency after the disposition of the Collateral securing the Loan.

# ARTICLE VI

## Miscellaneous

**Section 6.1** <u>Amendments, etc.</u> No amendment, modification, termination or waiver of any provision of any Loan Document, nor consent to any departure by the Borrower from any Loan Document except as stipulated herein, shall in any event be effective unless the same shall be in writing and signed by the Lender, and such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

**Section 6.2** <u>No Waiver; Remedies</u>. No failure on the part of the Lender to exercise, and no delay in exercising, any right, power or remedy under any Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law.

**Section 6.3** <u>Successors and Assigns</u>. This Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns.

**Section 6.4** Entire Agreement; Term of Agreement. The Loan Documents embody the entire agreement and understanding among the Borrower and the Lender and supersede all prior agreements and understandings among the Borrower and the Lender relating to the subject matter thereof. This Agreement and the other Loan Documents and all covenants, agreements, representations and warranties made herein therein and in the certificates delivered pursuant hereto shall continue in full force and effect until payment in full of the Note.

**Section 6.5** Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of South Carolina.

**Section 6.6** Severability of Provisions. Any provision of any Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

**Section 6.7** Headings. Article and section headings in the Loan Documents are included in the Loan Documents for the convenience of reference only and shall not constitute a part of the applicable Loan Documents for any other purpose.

**Section 6.8** Interpretation. This Agreement and all other Loan Documents are deemed to have been prepared jointly by the parties hereto, and any uncertainty or ambiguity shall not be interpreted against any party, but shall be interpreted according to the rules for the interpretation of an arm's length agreement.

**Section 6.9** Notices. Notices from one party to another relating to this Agreement shall be deemed effective if made in writing and delivered to the recipient's address as set below by any of the following means: (a) hand-delivery; (b) registered or certified mail, postage prepaid, with return receipt requested; or (c) overnight courier service. Notice made in accordance with this section shall be deemed delivered on receipt if delivered by hand, or upon return receipt evidence if by registered or certified mail, or on the next Business Day after mailing or deposit with an overnight courier service if delivered by overnight courier.

    (a)    If to the Lender, addressed to:


Acacia Automotive, Inc.

██████████████████

Attention: Steven L. Sample, CEO
Fax: ████████████


With a copy to:


Adam S. Tracy, Esquire

██████████████████


(b)     If to the Borrower, addressed to:

Southern Vehicle Auctions, Inc.
1200 East Buena Vista Avenue
North Augusta, SC  29841

With a copy to:

Daniel C. Dorsey, Sr.

█████████████████████

And a copy to:

Daniel C. Dorsey, Jr.

█████████████████████

Any Party may, from time to time, by written notice to the other Party, designate a different address, which shall be substituted for the one specified above for such Party.

**Section 6.10** Survival of Representations.  All representations and warranties of the Borrower contained in this Agreement shall survive the making of the Loan herein contemplated.

**Section 6.11** Governmental Regulation.  Anything contained in this Agreement to the contrary notwithstanding, the Lender shall not be obligated to make the Loan to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

**Section 6.12** Nonliability of Lender.  The relationship between the Borrower on the one hand and the Lender on the other hand shall be solely that of borrower and lender.  The Borrower agrees that the Lender shall have no liability to the Borrower (whether sounding in tort, contract or otherwise) for losses suffered by the Borrower in connection with, arising out of, or in any way related to, the transactions contemplated and the relationship established by the Loan Documents, or any act, omission or event occurring in connection therewith, unless it is determined in a final non-appealable judgment by a court of competent jurisdiction that such losses resulted from the gross negligence or willful misconduct of the Lender.

**Section 6.13** Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.  This Agreement shall be effective when it has been executed by the Borrower and the Lender.

**Section 6.14** Consent To Jurisdiction.  The Borrower hereby irrevocably submits to the non-exclusive jurisdiction of any United States federal or South Carolina state court sitting in Aiken,

South Carolina, in any action or proceeding arising out of or relating to any Loan Documents and the Borrower hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum. Any judicial proceeding involving, directly or indirectly, any matter in any way arising out of, related to, or connected with any Loan Document shall be brought only in a court in either Aiken or North Augusta, South Carolina.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed individually or by their respective officers thereunto duly authorized, as of the date first above written.

**BORROWER:**
SOUTHERN VEHICLE AUCTIONS, INC.
A South Carolina corporation



By: _____
Daniel C. Dorsey, Jr.

Its: _____ President _____

**LENDER:**
ACACIA AUTOMOTIVE, INC.
A Texas corporation



BY: _____
Steven L. Sample

Its: _____ CEO _____

**WITNESS** as to Borrower signature:

_____ 7·31·12
Signature                    (DATE)

_____
Printed Name

Aiken, SC 29803
City, State, Zip

**WITNESS** as to Lender signature:

_____ 7·31·12
Signature                    (DATE)

_____
Printed Name

Aiken, SC 29803
City, State, Zip

-7-

Addendum A

Loan Amortization Table

[Attached]

## Loan Amortization Schedule

| Payment Date | Month No. | Principal | Interest | Total Payment | Balance |
|---|---|---|---|---|---|
| 05/31/2012 | 0 | $0.00 | $0.00 | $0.00 | $212,500.00 |
| 06/30/2012 | 1 | $0.00 | $1,062.50 | $0.00 | $213,562.50 |
| 07/30/2012 | 2 | $0.00 | $1,067.81 | $0.00 | $214,630.31 |
| 08/30/2012 | 3 | $0.00 | $1,073.15 | $0.00 | $215,703.46 |
| 09/30/2012 | 4 | $0.00 | $1,078.52 | $0.00 | $216,781.98 |
| 10/30/2012 | 5 | $0.00 | $1,083.91 | $0.00 | $217,865.89 |
| 11/30/2012 | 6 | $0.00 | $1,089.33 | $0.00 | $218,955.22 |
| 12/30/2012 | 7 | $0.00 | $1,094.78 | $0.00 | $220,050.00 |
| 01/30/2013 | 8 | $0.00 | $1,100.25 | $0.00 | $221,150.25 |
| 02/28/2013 | 9 | $0.00 | $1,105.75 | $0.00 | $222,256.00 |
| 03/28/2013 | 10 | $0.00 | $1,111.28 | $0.00 | $223,367.28 |
| 04/28/2013 | 11 | $0.00 | $1,116.84 | $0.00 | $224,484.12 |
| 05/28/2013 | 12 | $0.00 | $1,122.42 | $0.00 | $225,606.54 |
| 06/28/2013 | 13 | $0.00 | $1,128.03 | $0.00 | $226,734.57 |
| 07/28/2013 | 14 | $0.00 | $1,133.67 | $0.00 | $227,868.24 |
| 08/28/2013 | 15 | $0.00 | $1,139.34 | $0.00 | $229,007.58 |
| 09/28/2013 | 16 | $0.00 | $1,145.04 | $0.00 | $230,152.62 |
| 10/28/2013 | 17 | $0.00 | $1,150.76 | $0.00 | $231,303.38 |
| 11/28/2013 | 18 | $0.00 | $1,156.52 | $0.00 | $232,459.90 |
| 12/28/2013 | 19 | $0.00 | $1,162.30 | $0.00 | $233,622.20 |
| 01/28/2014 | 20 | $0.00 | $1,168.11 | $0.00 | $234,790.31 |
| 02/28/2014 | 21 | $0.00 | $1,173.95 | $0.00 | $235,964.26 |
| 03/28/2014 | 22 | $0.00 | $1,179.82 | $0.00 | $237,144.08 |
| 04/28/2014 | 23 | $0.00 | $1,185.72 | $0.00 | $238,329.80 |
| 05/28/2014 | 24 | $0.00 | $1,191.65 | $0.00 | $239,521.45 |
| 06/28/2014 | 25 | $0.00 | $1,197.61 | $0.00 | $240,719.06 |
| 07/28/2014 | 26 | $1,468.88 | $1,203.60 | $2,672.48 | $239,250.18 |
| 08/28/2014 | 27 | $1,476.23 | $1,196.25 | $2,672.48 | $237,773.95 |
| 09/28/2014 | 28 | $1,483.61 | $1,188.87 | $2,672.48 | $236,290.34 |
| 10/28/2014 | 29 | $1,491.03 | $1,181.45 | $2,672.48 | $234,799.31 |
| 11/28/2014 | 30 | $1,498.48 | $1,174.00 | $2,672.48 | $233,300.83 |
| 12/28/2014 | 31 | $1,505.98 | $1,166.50 | $2,672.48 | $231,794.85 |
| 01/28/2015 | 32 | $1,513.51 | $1,158.97 | $2,672.48 | $230,281.34 |
| 02/28/2015 | 33 | $1,521.07 | $1,151.41 | $2,672.48 | $228,760.27 |
| 03/28/2015 | 34 | $1,528.68 | $1,143.80 | $2,672.48 | $227,231.59 |

NOTE: Loan date is changed from 5/31/2012 to 7/31/2012. Payment dates are accordingly two months later in each case than shown on this table. All amortized values remain the same.

| | | | | | |
|---|---|---|---|---|---|
| 04/28/2015 | 35 | $1,536.32 | $1,136.16 | $2,672.48 | $225,695.27 |
| 05/28/2015 | 36 | $1,544.00 | $1,128.48 | $2,672.48 | $224,151.27 |
| 06/28/2015 | 37 | $1,551.72 | $1,120.76 | $2,672.48 | $222,599.55 |
| 07/28/2015 | 38 | $1,559.48 | $1,113.00 | $2,672.48 | $221,040.07 |
| 08/28/2015 | 39 | $1,567.28 | $1,105.20 | $2,672.48 | $219,472.79 |
| 09/28/2015 | 40 | $1,575.12 | $1,097.36 | $2,672.48 | $217,897.67 |
| 10/28/2015 | 41 | $1,582.99 | $1,089.49 | $2,672.48 | $216,314.68 |
| 11/28/2015 | 42 | $1,590.91 | $1,081.57 | $2,672.48 | $214,723.77 |
| 12/28/2015 | 43 | $1,598.86 | $1,073.62 | $2,672.48 | $213,124.91 |
| 01/28/2016 | 44 | $1,606.86 | $1,065.62 | $2,672.48 | $211,518.05 |
| 02/28/2016 | 45 | $1,614.89 | $1,057.59 | $2,672.48 | $209,903.16 |
| 03/28/2016 | 46 | $1,622.96 | $1,049.52 | $2,672.48 | $208,280.20 |
| 04/28/2016 | 47 | $1,631.08 | $1,041.40 | $2,672.48 | $206,649.12 |
| 05/28/2016 | 48 | $1,639.23 | $1,033.25 | $2,672.48 | $205,009.89 |
| 06/28/2016 | 49 | $1,647.43 | $1,025.05 | $2,672.48 | $203,362.46 |
| 07/28/2016 | 50 | $1,655.67 | $1,016.81 | $2,672.48 | $201,706.79 |
| 08/28/2016 | 51 | $1,663.95 | $1,008.53 | $2,672.48 | $200,042.84 |
| 09/28/2016 | 52 | $1,672.27 | $1,000.21 | $2,672.48 | $198,370.57 |
| 10/28/2016 | 53 | $1,680.63 | $991.85 | $2,672.48 | $196,689.94 |
| 11/28/2016 | 54 | $1,689.03 | $983.45 | $2,672.48 | $195,000.91 |
| 12/28/2016 | 55 | $1,697.48 | $975.00 | $2,672.48 | $193,303.43 |
| 01/28/2017 | 56 | $1,705.96 | $966.52 | $2,672.48 | $191,597.47 |
| 02/28/2017 | 57 | $1,714.49 | $957.99 | $2,672.48 | $189,882.98 |
| 03/28/2017 | 58 | $1,723.07 | $949.41 | $2,672.48 | $188,159.91 |
| 04/28/2017 | 59 | $1,731.68 | $940.80 | $2,672.48 | $186,428.23 |
| 05/28/2017 | 60 | $1,740.34 | $932.14 | $2,672.48 | $184,687.89 |
| 06/28/2017 | 61 | $1,749.04 | $923.44 | $2,672.48 | $182,938.85 |
| 07/28/2017 | 62 | $1,757.79 | $914.69 | $2,672.48 | $181,181.06 |
| 08/28/2017 | 63 | $1,766.57 | $905.91 | $2,672.48 | $179,414.49 |
| 09/28/2017 | 64 | $1,775.41 | $897.07 | $2,672.48 | $177,639.08 |
| 10/28/2017 | 65 | $1,784.28 | $888.20 | $2,672.48 | $175,854.80 |
| 11/28/2017 | 66 | $1,793.21 | $879.27 | $2,672.48 | $174,061.59 |
| 12/28/2017 | 67 | $1,802.17 | $870.31 | $2,672.48 | $172,259.42 |
| 01/28/2018 | 68 | $1,811.18 | $861.30 | $2,672.48 | $170,448.24 |
| 02/28/2018 | 69 | $1,820.24 | $852.24 | $2,672.48 | $168,628.00 |
| 03/28/2018 | 70 | $1,829.34 | $843.14 | $2,672.48 | $166,798.66 |
| 04/28/2018 | 71 | $1,838.49 | $833.99 | $2,672.48 | $164,960.17 |

| | | | | | |
|---|---|---|---|---|---|
| 05/28/2018 | 72 | $1,847.68 | $824.80 | $2,672.48 | $163,112.49 |
| 06/28/2018 | 73 | $1,856.92 | $815.56 | $2,672.48 | $161,255.57 |
| 07/28/2018 | 74 | $1,866.20 | $806.28 | $2,672.48 | $159,389.37 |
| 08/28/2018 | 75 | $1,875.53 | $796.95 | $2,672.48 | $157,513.84 |
| 09/28/2018 | 76 | $1,884.91 | $787.57 | $2,672.48 | $155,628.93 |
| 10/28/2018 | 77 | $1,894.34 | $778.14 | $2,672.48 | $153,734.59 |
| 11/28/2018 | 78 | $1,903.81 | $768.67 | $2,672.48 | $151,830.78 |
| 12/28/2018 | 79 | $1,913.33 | $759.15 | $2,672.48 | $149,917.45 |
| 01/28/2019 | 80 | $1,922.89 | $749.59 | $2,672.48 | $147,994.56 |
| 02/28/2019 | 81 | $1,932.51 | $739.97 | $2,672.48 | $146,062.05 |
| 03/28/2019 | 82 | $1,942.17 | $730.31 | $2,672.48 | $144,119.88 |
| 04/28/2019 | 83 | $1,951.88 | $720.60 | $2,672.48 | $142,168.00 |
| 05/28/2019 | 84 | $1,961.64 | $710.84 | $2,672.48 | $140,206.36 |
| 06/28/2019 | 85 | $1,971.45 | $701.03 | $2,672.48 | $138,234.91 |
| 07/28/2019 | 86 | $1,981.31 | $691.17 | $2,672.48 | $136,253.60 |
| 08/28/2019 | 87 | $1,991.21 | $681.27 | $2,672.48 | $134,262.39 |
| 09/28/2019 | 88 | $2,001.17 | $671.31 | $2,672.48 | $132,261.22 |
| 10/28/2019 | 89 | $2,011.17 | $661.31 | $2,672.48 | $130,250.05 |
| 11/28/2019 | 90 | $2,021.23 | $651.25 | $2,672.48 | $128,228.82 |
| 12/28/2019 | 91 | $2,031.34 | $641.14 | $2,672.48 | $126,197.48 |
| 01/28/2020 | 92 | $2,041.49 | $630.99 | $2,672.48 | $124,155.99 |
| 02/28/2020 | 93 | $2,051.70 | $620.78 | $2,672.48 | $122,104.29 |
| 03/28/2020 | 94 | $2,061.96 | $610.52 | $2,672.48 | $120,042.33 |
| 04/28/2020 | 95 | $2,072.27 | $600.21 | $2,672.48 | $117,970.06 |
| 05/28/2020 | 96 | $2,082.63 | $589.85 | $2,672.48 | $115,887.43 |
| 06/28/2020 | 97 | $2,093.04 | $579.44 | $2,672.48 | $113,794.39 |
| 07/28/2020 | 98 | $2,103.51 | $568.97 | $2,672.48 | $111,690.88 |
| 08/28/2020 | 99 | $2,114.03 | $558.45 | $2,672.48 | $109,576.85 |
| 09/28/2020 | 100 | $2,124.60 | $547.88 | $2,672.48 | $107,452.25 |
| 10/28/2020 | 101 | $2,135.22 | $537.26 | $2,672.48 | $105,317.03 |
| 11/28/2020 | 102 | $2,145.89 | $526.59 | $2,672.48 | $103,171.14 |
| 12/28/2020 | 103 | $2,156.62 | $515.86 | $2,672.48 | $101,014.52 |
| 01/28/2021 | 104 | $2,167.41 | $505.07 | $2,672.48 | $98,847.11 |
| 02/28/2021 | 105 | $2,178.24 | $494.24 | $2,672.48 | $96,668.87 |
| 03/28/2021 | 106 | $2,189.14 | $483.34 | $2,672.48 | $94,479.73 |
| 04/28/2021 | 107 | $2,200.08 | $472.40 | $2,672.48 | $92,279.65 |
| 05/28/2021 | 108 | $2,211.08 | $461.40 | $2,672.48 | $90,068.57 |

| | | | | | |
|---|---|---|---|---|---|
| 06/28/2021 | 109 | $2,222.14 | $450.34 | $2,672.48 | $87,846.43 |
| 07/28/2021 | 110 | $2,233.25 | $439.23 | $2,672.48 | $85,613.18 |
| 08/28/2021 | 111 | $2,244.41 | $428.07 | $2,672.48 | $83,368.77 |
| 09/28/2021 | 112 | $2,255.64 | $416.84 | $2,672.48 | $81,113.13 |
| 10/28/2021 | 113 | $2,266.91 | $405.57 | $2,672.48 | $78,846.22 |
| 11/28/2021 | 114 | $2,278.25 | $394.23 | $2,672.48 | $76,567.97 |
| 12/28/2021 | 115 | $2,289.64 | $382.84 | $2,672.48 | $74,278.33 |
| 01/28/2022 | 116 | $2,301.09 | $371.39 | $2,672.48 | $71,977.24 |
| 02/28/2022 | 117 | $2,312.59 | $359.89 | $2,672.48 | $69,664.65 |
| 03/28/2022 | 118 | $2,324.16 | $348.32 | $2,672.48 | $67,340.49 |
| 04/28/2022 | 119 | $2,335.78 | $336.70 | $2,672.48 | $65,004.71 |
| 05/28/2022 | 120 | $2,347.46 | $325.02 | $2,672.48 | $62,657.25 |
| 06/28/2022 | 121 | $2,359.19 | $313.29 | $2,672.48 | $60,298.06 |
| 07/28/2022 | 122 | $2,370.99 | $301.49 | $2,672.48 | $57,927.07 |
| 08/28/2022 | 123 | $2,382.84 | $289.64 | $2,672.48 | $55,544.23 |
| 09/28/2022 | 124 | $2,394.76 | $277.72 | $2,672.48 | $53,149.47 |
| 10/28/2022 | 125 | $2,406.73 | $265.75 | $2,672.48 | $50,742.74 |
| 11/28/2022 | 126 | $2,418.77 | $253.71 | $2,672.48 | $48,323.97 |
| 12/28/2022 | 127 | $2,430.86 | $241.62 | $2,672.48 | $45,893.11 |
| 01/28/2023 | 128 | $2,443.01 | $229.47 | $2,672.48 | $43,450.10 |
| 02/28/2023 | 129 | $2,455.23 | $217.25 | $2,672.48 | $40,994.87 |
| 03/28/2023 | 130 | $2,467.51 | $204.97 | $2,672.48 | $38,527.36 |
| 04/28/2023 | 131 | $2,479.84 | $192.64 | $2,672.48 | $36,047.52 |
| 05/28/2023 | 132 | $2,492.24 | $180.24 | $2,672.48 | $33,555.28 |
| 06/28/2023 | 133 | $2,504.70 | $167.78 | $2,672.48 | $31,050.58 |
| 07/28/2023 | 134 | $2,517.23 | $155.25 | $2,672.48 | $28,533.35 |
| 08/28/2023 | 135 | $2,529.81 | $142.67 | $2,672.48 | $26,003.54 |
| 09/28/2023 | 136 | $2,542.46 | $130.02 | $2,672.48 | $23,461.08 |
| 10/28/2023 | 137 | $2,555.17 | $117.31 | $2,672.48 | $20,905.91 |
| 11/28/2023 | 138 | $2,567.95 | $104.53 | $2,672.48 | $18,337.96 |
| 12/28/2023 | 139 | $2,580.79 | $91.69 | $2,672.48 | $15,757.17 |
| 01/28/2024 | 140 | $2,593.69 | $78.79 | $2,672.48 | $13,163.48 |
| 02/28/2024 | 141 | $2,606.66 | $65.82 | $2,672.48 | $10,556.82 |
| 03/28/2024 | 142 | $2,619.70 | $52.78 | $2,672.48 | $7,937.12 |
| 04/28/2024 | 143 | $2,632.79 | $39.69 | $2,672.48 | $5,304.33 |
| 05/28/2024 | 144 | $2,645.96 | $26.52 | $2,672.48 | $2,658.37 |
| 06/28/2024 | 145 | $2,658.37 | $13.29 | $2,671.66 | $0.00 |

| Totals | | $240,719.06 | $108,196.78 | $320,696.78 | |

LOAN NOTE

$212,500.00                                    Date: July 31, 2012 (the "Loan Date")

Promise to Pay:  For value received, the undersigned, Southern Vehicle Auctions, Inc., whose address is 1200 East Buena Vista Avenue, North Augusta, South Carolina 29841 (the "Borrower"), promises to pay to the order of Acacia Automotive, Inc., a Texas corporation (the "Lender"), at the Lender's address located at 3512 East Silver Springs Boulevard - #243, Ocala, FL 34471, or at such other address as the Lender may give notice of to the Borrower, the sum of Two Hundred Twelve Thousand Five Hundred Dollars ($212,500.00), or such lesser sum as is indicated on the Lender's records, plus interest at a variable rate of 2.75% above the prime rate of interest as published in the Wall Street Journal , currently set at 3.25%, for a total of 6.0% per annum as an indicative rate if the loan closed this date (the "Note Rate") until maturity, whether by acceleration or otherwise, plus one half percent (0.50%) per month above the Note Rate on overdue principal from the date when due until paid.

In no event shall the interest rate exceed the maximum rate allowed by law; any interest payment which would for any reason be deemed unlawful under applicable law shall be applied to principal.

The Borrower shall pay consecutive monthly installments of principal and interest commencing on the first day of the twenty-fifth month after the Loan Date, being August 1, 2014, and continuing on the first day of each month thereafter for 120 months until (and including) July 1, 2024 (the "Maturity Date"), at which time the entire principal amount outstanding hereunder, together with all accrued interest, shall be due and payable immediately.   The Borrower shall make mandatory repayment of principal as set forth in Loan Agreement between the Lender and the Borrower, dated as of even date herewith (the "Loan Agreement").

Security:  To secure the payment of this Note and other present and future liabilities of the Borrower to the Lender, the Borrower has pledged and granted to Lender a security interest in certain assets of the Borrower pursuant to a Security Agreement, dated as of even date herewith (as the same may be amended, modified, supplemented, restated or replaced from time to time, the "Security Agreement").  The Lender shall have the right at any time to apply its own debt or liability to the Borrower or to any other party liable on this Note in whole or partial payment of this Note or other present or future liabilities, without any requirement for mutual maturity.

Related Documents:  The terms of any other documents (including the Loan Agreement and the Security Agreement) executed as part of the loan evidenced by this Note are incorporated herein by reference, and all such documents are collectively referred to herein as the "Loan Documents".

Additional Terms and Conditions

Definition of "Borrower":  As used in this Agreement, the term "Borrower" means either individual Borrower or both Borrowers, individually, jointly, and severally.

<u>Events of Default</u>:     An "Event of Default" shall exist if any of the following occurs and is continuing:

1.      The Borrower or any guarantor of this Note (the "Guarantor") fails to pay when due any amount payable under this Note or fails to observe or perform any other term of this Note;

2.      Any warranty, representation or other statement by or on behalf of the Borrower or any Guarantor contained in this Note or any other Loan Document or in any instrument furnished in compliance with or in reference to the Note or any other Loan Document is false or misleading in any material respect;

3.      The breach by the Borrower (other than a breach which constitutes a Event of Default under another section of this Note) of any of the terms or provisions of this Note, the Loan Agreement or any other Loan Document becomes unenforceable in whole or in part;

4.      The Borrower defaults under the terms of any agreement or instrument relating to any debt for borrowed money (other than the debt evidenced by this Note) such that the creditor declares the debt due before its maturity;

5.      The Borrower becomes insolvent or unable to pay its debts as they become due;

6.      The Borrower shall (i) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect, (ii) make an assignment for the benefit of creditors, (iii) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any portion of its property, (iv) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (v) take any corporate or partnership action to authorize or effect any of the foregoing actions set forth in this subsection 6 or (vi) fail to contest in good faith any appointment or proceeding described in subsection 7 below;

7.      Without the application, approval or consent of the Borrower a receiver, trustee, examiner, liquidator or similar official shall be appointed for the Borrower or any Guarantor or any portion of its property, or a proceeding described in subsection 6(iv) above shall be instituted against the Borrower and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of 30 consecutive days;

8.      Any judgment is entered against the Borrower, or any attachment, levy or garnishment is issued against any property of the Borrower or any Guarantor, in excess of $25,000.00;

9.	The Borrower, without the Lender's written consent, (a) is dissolved, (b) merges or consolidates with any third party, (c) leases, sells or otherwise conveys a material part of its assets or business outside the ordinary course of its business, or (d) agrees to do any of the foregoing;

10.	There is a substantial change in the existing or prospective financial condition of the Borrower which the Lender in good faith determines to be materially adverse; or,

11.	The Lender in good faith deems itself insecure.

Remedies:  If an Event of Default exists, the Lender may immediately exercise any right, power or remedy permitted to the Lender by law or agreement, including the Loan Agreement, and shall have, in particular, without limiting the generality of the foregoing, the right to declare the entire principal and all interest accrued on this Note to be forthwith due and payable, without any presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower. Upon the occurrence of an Event of Default, the Lender is authorized to cause all or any part of any collateral securing this Note to be transferred to or registered in its name or in the name of any other person, firm or corporation, with or without designation of the capacity of such nominee. The Borrower shall be liable for any deficiency remaining after disposition of any collateral securing this Note. The Borrower shall be liable to the Lender for all reasonable costs and expenses of every kind incurred in the making or collection of this Note, including, without limitation, reasonable attorneys' fees and court costs. These costs and expenses shall include, without limitation, any costs or expenses incurred by the Lender in any bankruptcy, reorganization, insolvency or other similar proceeding.

Waiver:   Each endorser and any other party liable on this Note severally waives demand, presentment, notice of dishonor and protest, and consents to any extension or postponement of time of its payment without limit as to the number or period, to any substitution, exchange or release of all or part of the collateral securing this Note, to the addition of any party, and to the release or discharge of, or suspension of any rights and remedies against, any person who may be liable for the payment of this Note. No delay on the part of the Lender in the exercise of any right or remedy shall operate as a waiver. No single or partial exercise by the Lender of any right or remedy shall preclude any other future exercise of it or the exercise of any other right or remedy. No waiver or indulgence by the Lender of any default shall be effective unless in writing and signed by the Lender, nor shall a waiver on one occasion be construed as a bar to or waiver of that right on any future occasion.

Miscellaneous:  This Note shall be binding on the Borrower and its successors, and shall inure to the benefit of the Lender, its successors and assigns. Any reference to the Lender shall include any holder of this Note. This Note shall be governed by, and construed in accordance with, the internal laws (and not the law of conflicts) of the State of South Carolina. Section headings are for convenience of reference only and shall not affect the interpretation of this Note. This Note and all related loan documents embody the entire agreement between the Borrower and the Lender regarding the terms of the loans evidenced by this Note, and supersede all oral statements and prior writings relating to the subject matter hereof and thereof.

The Borrowers have executed this Loan Note in North Augusta, Aiken County, South Carolina, as of the date and year first above written.

BORROWER:

SOUTHERN VEHICLE AUCTIONS, INC.
A South Carolina corporation



By:_____
Daniel C. Dorsey, Jr.

Its:_____President_____

# SECURITY AGREEMENT

THIS SECURITY AGREEMENT is entered into as of July 31, 2012 by and between Southern Vehicle Auctions, Inc., whose principal offices are located at 1200 East Buena Vista Avenue, North Augusta, South Carolina 29841 (the "Borrower"), and Acacia Automotive, Inc., 3512 E. Silver Springs Boulevard - #243, Ocala, Florida 34470 (the "Lender").

## Background Information

The Borrower and the Lender are entering into a Loan Agreement dated of even date herewith (the "Loan Agreement"). The Borrower is entering into this Security Agreement (the "Security Agreement") in order to induce the Lender to enter into and extend credit to the Borrower under the Loan Agreement.

## Provisions

NOW, THEREFORE, as an inducement to and in consideration of the Lender providing such credit, the mutual obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower and the Lender do hereby agree as follows:

## ARTICLE I

## DEFINITIONS

**Section 1.1**    Terms Defined in Loan Agreement.  All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Loan Agreement.

**Section 1.2**    Uniform Commercial Code.  The Uniform Commercial Code as used herein is defined as the South Carolina Uniform Commercial Code (the "UCC").

**Section 1.3**    Definitions of Certain Terms Used Herein.  As used in this Security Agreement, in addition to the terms defined in the Background Information section above, the following terms shall have the following meanings:

"*Accounts*" means "account" means a right to payment of a monetary obligation, whether or not earned by performance, for rights to payment for money or funds advanced.

"*Article*" means a numbered article of this Security Agreement, unless another document is specifically referenced.

"*Chattel Paper*" means a record that evidences both a monetary obligation and a security interest in specific Goods. "Monetary obligation" means a monetary obligation secured by the Goods. If a transaction is evidenced by records that include an Instrument or series of Instruments, the group of records taken together constitutes Chattel Paper. "Chattel Paper" does not include (i) charters or other contracts involving the use or hire of a vessel or (ii) records that evidence a right to payment arising out of the use of a credit or charge card or information contained on or for use with the card.

"*Collateral*" means all Accounts, Chattel Paper, Deposit Accounts, Documents, Equipment, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Payment Intangibles, Pledged Deposits, Software, Supporting Obligations and Other Collateral in which the Borrower now has or hereafter acquires any right or interest, and the proceeds, insurance proceeds and products thereof.

"*Commercial Tort Claim*" means a claim arising in tort with respect to which (a) the claimant is an organization; or (b) the claimant is an individual and the claim: (i) arose in the course of the claimant's business or profession; and (ii) does not include damages arising out of personal injury to or the death of an individual.

"*Default*" means an event which but for the lapse of time or the giving of notice, or both, would constitute a confirmed Event of Default.

"*Deposit Account*" means a demand, time, savings, passbook, or similar account maintained with a bank.

"*Equipment*" means Goods other than Inventory, farm products, or consumer goods.

"*Event of Default*" means an event described in Section 5.1.

"*Exhibit*" refers to a specific exhibit to this Security Agreement, unless another document is specifically referenced.

"*Fixtures*" means all Goods which become so related to particular real estate that an interest in such Goods arises under real property law.

"*General Intangibles*" means any personal property, including things in action, other than Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Goods, Instruments, Investment Property, Letter-of-Credit Rights, letters of credit, money, and oil, gas, or other minerals before extraction.

"*Goods*" means all things that are movable when a security interest attaches. "Goods" includes (i) Fixtures, (ii) standing timber that is to be cut and removed under a conveyance or contract for sale, (iii) the unborn young of animals, (iv) crops grown, growing, or to be grown, even if the crops are produced on trees, vines, or bushes, and (v) manufactured homes. "Goods" also includes a computer program embedded in Goods and any supporting information provided in connection with a transaction relating to the program if (i) the program is associated with the Goods in such a manner that it customarily is considered part of the Goods, or (ii) by becoming the owner of the Goods, a person acquires a right to use the program in connection with the Goods. "Goods" does not include a computer program embedded in Goods that consist solely of the medium in which the program is embedded. "Goods" does not include Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, General Intangibles, Instruments, Investment Property, Letter-of-Credit Rights, letters of credit, money, or oil, gas, or other minerals before extraction.

"*Instruments*" means a negotiable instrument or any other writing that evidences a right to the payment of a monetary obligation, is not itself a security agreement or lease, and is of a type that in ordinary course of business is transferred by delivery with any necessary indorsement or assignment. "Instrument" does not include (i) Investment Property, (ii) letters of credit, or (iii) writings that evidence a right to payment arising out of the use of a credit or charge card or information contained on or for use with the card.

"*Inventory*" means Goods, other than farm products, which: (A) are leased by a Person as lessor; (B) are held by a Person for sale or lease or to be furnished under contracts of service; (C) are furnished by a Person under a contract of service; or (D) consist of raw materials, work in process, or materials used or consumed in a business.

"*Investment Property*" means a Security, whether certificated or uncertificated; a security entitlement; a securities account; a commodity contract; or a commodity account.

"*Letter-of-Credit Rights*" means a right to payment or performance under a letter of credit, whether or not the beneficiary has demanded or is at the time entitled to demand payment or performance. "Letter-of-Credit Right" does not include the right of a beneficiary to demand payment or performance under a letter of credit

"*Lien*" means any lien (statutory or other), security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, capitalized lease or other title retention agreement).

"*Obligations*" means any and all existing and future indebtedness, obligation and liability of every kind, nature and character, direct or indirect, absolute or contingent (including all renewals, extensions and modifications thereof and all fees, costs and expenses incurred by the Lender in connection with the preparation, administration, collection or enforcement thereof), of the Borrower to the Lender, including without limitation all existing and future indebtedness, obligations and liabilities arising under or pursuant to this Security Agreement, the Loan Agreement, the Note and all other Loan Documents.

"*Other Collateral*" means any property of the Borrower, other than real estate, not included within the defined terms Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Payment Intangibles, Pledged Deposits, Software, and Supporting Obligations, including, without limitation, all timber to be cut, money, cash on hand, and other deposits (general or special, time

3

or demand, provisional or final) with any bank or other financial institution, it being intended that the Collateral include all property and assets of the Borrower other than real estate.

"*Payment Intangibles*" means a General Intangible under which the account debtor's principal obligation is a monetary obligation.

"*Person*" means any natural person, corporation, firm, joint venture, partnership, limited liability company, association, enterprise, trust or other entity or organization, or any government or political subdivision or any agency, department or instrumentality thereof.

"*Pledged Deposits*" means all time deposits of money (other than Deposit Accounts and Instruments), whether or not evidenced by certificates, and all rights to receive interest on said deposits.

"*Receivables*" means the Accounts, Chattel Paper, Documents, Investment Property, Instruments or Pledged Deposits, and any other rights or claims to receive money which are General Intangibles or which are otherwise included as Collateral.

"*Section*" means a numbered section of this Security Agreement, unless another document is specifically referenced.

"*Software*" means a computer program and any supporting information provided in connection with a transaction relating to the program. "Software" does not include a computer program that is included in the definition of Goods.

"*Supporting Obligations*" means "supporting obligation" as defined in Article 9 of the UCC, which definition, as of the date of this Security Agreement, means a Letter-of-Credit Right or secondary obligation that supports the payment or performance of an Account, Chattel Paper, a Document, a General Intangible, an Instrument, or Investment Property.

"*UCC*" has the meaning set forth in Section 1.2.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

## ARTICLE II

## GRANT OF SECURITY INTEREST

The Borrower hereby pledges, assigns and grants to the Lender a security interest in all of the Borrower's right, title and interest in and to the Collateral to secure the prompt and complete payment and performance of the Obligations.

## ARTICLE III

4

# REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender that:

**Section 3.1**   Title, Authorization, Validity and Enforceability. The Borrower has good and valid rights in or the power to transfer and title to the Collateral with respect to which it has purported to grant a security interest hereunder, and has full power and authority to grant to the Lender a lien and security interest in such Collateral pursuant hereto. The execution and delivery by the Borrower of this Security Agreement has been duly authorized by proper corporate proceedings, and this Security Agreement constitutes a legal, valid and binding obligation of the Borrower and creates a security interest which is enforceable against the Borrower in all now owned and hereafter acquired Collateral.

**Section 3.2**   Conflicting Laws and Contracts. Neither the execution and delivery by the Borrower of this Security Agreement, the creation and perfection of the security interest in the Collateral granted hereunder, nor compliance with the terms and provisions hereof will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrower or the Borrower's articles or certificate of incorporation or by-laws, the provisions of any indenture, instrument or agreement to which the Borrower is a party or is subject, or by which it, or its property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien pursuant to the terms of any such indenture, instrument or agreement (other than any Lien of the Lender).

**Section 3.3**   Type and Jurisdiction of Organization. The Borrower is two individuals jointly and severally obligating to the Loan and the Loan Documents.

**Section 3.4**   Principal Location. The Borrower's mailing address, the location of its place of business, and the location of the books and records relating to the Receivables are disclosed in Exhibit "A"; the Borrower has no other places of business except those set forth in Exhibit "A".

**Section 3.5**   Property Locations. The Inventory, Equipment and Fixtures are located solely at the locations described in Exhibit "A", which location is leased by the Borrower as lessee.

**Section 3.6**   No Other Names. The Borrower has not conducted business under any name except the name in which it has executed this Security Agreement, which is the exact name as it appears in the Borrower's organizational documents, as may be amended, as filed with the Borrower's jurisdiction of organization, other than the trade name of "Augusta Auto Auction, Inc."

**Section 3.7**   No Default. No Event of Default or Default exists.

**Section 3.8**   Filing Requirements; Patents, etc.. None of the Equipment is covered by any certificate of title, except for the vehicles described in Part A of Exhibit "B".

# ARTICLE IV

## COVENANTS

From the date of this Security Agreement, and thereafter until this Security Agreement is terminated:

**Section 4.1**   General.

(a)   Taxes.   The Borrower shall pay when due all taxes, assessments and governmental charges and levies upon the Collateral, except those which are being contested in good faith by appropriate proceedings and with respect to which no Lien exists.

(c)   Records; Notification of Default.   The Borrower shall maintain complete and accurate books and records with respect to the Collateral. The Borrower shall give prompt notice in writing to the Lender of the occurrence of any Event of Default.

(d)   Financing Statements and Other Actions; Defense of Title.   The Borrower hereby authorizes the Lender to file, and if requested shall execute and deliver to the Lender, all financing statements and other documents and take such other actions as may from time to time be requested by the Lender in order to maintain a perfected security interest in the Collateral.

(e)   Disposition of Collateral.   The Borrower shall not sell, lease or otherwise dispose of the Collateral except in the normal course of business or (i) prior to the occurrence of an Event of Default or a Default, dispositions specifically permitted pursuant to the Loan Documents, (ii) until such time following the occurrence of a Default or an Event of Default as the Borrower receives a notice from the Lender instructing the Borrower to cease such transactions, sales or leases of Inventory in the ordinary course of business, and (iii) until such time as the Borrower receives a notice from the Lender pursuant to Article VII, proceeds of Inventory and Accounts collected in the ordinary course of business.

(f)   Change in Business Existence, Type or Jurisdiction of Organization.   The Borrower will:

(i)   preserve its existence as a business, whether incorporated or otherwise;

(ii)   not change its state of organization once made; and,

(iii)   not change its name or taxpayer identification number once identified

unless the Borrower shall have given the Lender not less than 30 days' prior written notice of such event or occurrence and that such event or occurrence will not adversely affect the validity, perfection or priority of the Lender's security interest in the Collateral.

**Section 4.2** Receivables.

     (a)    Collection of Receivables. Except as otherwise provided in this Security Agreement, the Borrower shall in the normal course of business continue to collect and enforce, at the Borrower's sole expense, all amounts due or hereafter due to the Borrower under the Receivables.

     (b)    Disclosure of Counterclaims on Receivables. If (i) any discount, credit or agreement to make a rebate or to otherwise reduce the amount owing on a Receivable exists or (ii) if, to the knowledge of the Borrower, any dispute, setoff, claim, counterclaim or defense exists or has been asserted or threatened with respect to a Receivable, the Borrower shall disclose such fact to the Lender in writing.

**Section 4.3** Inventory and Equipment.

     (a)    Maintenance of Goods. The Borrower shall do all things necessary in the normal course of business to maintain, preserve, protect and keep the Inventory and the Equipment in good repair and working and saleable condition.

     (b)    Insurance.

     (i)    The Borrower shall maintain fire and extended coverage insurance on the Inventory and Equipment.

     (ii)    In the event of any loss or damage to any Collateral occasioned by fire or other hazard, the Borrower shall give immediate written notice to the insurance carrier and to the Lender. The Lender shall have the right to make proof of loss, to appear in and prosecute any action arising from such insurance policies, to collect and receive insurance proceeds in the event of Default by Borrower, or to instruct Borrower to reasonably apply the balance of such proceeds to the payment of the Obligations to Lender.

     (iii)    If the insurance proceeds held by the Lender are to be used to reimburse Borrower for the cost of restoration, repair or replacement of the Collateral, the Borrower shall, notwithstanding the adequacy of the insurance proceeds, promptly restore, repair and/or replace the Collateral, such that the Collateral shall be at least equal in value and general use as it was prior to the damage or destruction.

**Section 4.2** Federal, State or Municipal Claims. The Borrower shall notify the Lender of any Collateral which constitutes a claim against the United States government or any state or local government or any instrumentality or agency thereof, the assignment of which claim is restricted by federal, state or municipal law.

**Section 4.3** Commercial Tort Claims. If the Borrower shall at any time hold or acquire a Commercial Tort Claim, the Borrower shall immediately notify the Lender in a writing signed by the Borrower of the details thereof and grant to the Lender in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Security Agreement, with such writing to be in form and substance satisfactory to the Lender. The Borrower authorizes the Lender to file appropriate UCC financing statements with respect to any such Commercial Tort Claims.

## ARTICLE V

### EVENTS OF DEFAULT

**Section 5.1** The occurrence of any one or more of the following events shall constitute an Event of Default:

(a) Any representation or warranty made by or on behalf of the Borrower under or in connection with this Security Agreement shall be materially false as of the date on which made.

(b) The breach by the Borrower of any of the terms or provisions of this Security Agreement.

(c) The occurrence of any "Event of Default" under, and as defined in, the Loan Agreement.

**Section 5.2** Acceleration and Remedies. Upon the acceleration of the Obligations under the Loan Agreement, at the option of the Lender, the Obligations shall immediately become due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, and the Lender may exercise any or all of the following rights and remedies:

(a) Those rights and remedies provided in this Security Agreement, the Loan Agreement and any other Loan Document.

(b) Those rights and remedies available to a secured party under the UCC or under other applicable law when a debtor is in default under a security agreement.

(c) Sell, lease, assign, grant an option or options to purchase or otherwise dispose of the Collateral or any part thereof in one or more parcels at public or private sale, for cash, on credit or for future delivery, and upon such other terms as the Lender may deem commercially reasonable.

The Lender shall comply with any applicable state or federal law requirements in connection with any disposition of the Collateral. Lender may disclaim any warranties that might arise in connection with the sale, lease or other disposition of the Collateral and has no obligation to provide any warranties at such time.

8

**Section 5.3**     Borrower's Obligations Upon an Established Event of Default.  Upon the request of the Lender after the occurrence of a confirmed Event of Default, the Borrower shall:

(a)     Assembly of Collateral.  Assemble and make available to the Lender the Collateral and all records relating thereto at Borrower's place of business.

(b)     Secured Party Access.  Permit the Lender, by the Lender's representatives and agents, to enter any premises where all or any part of the Collateral, or the books and records relating thereto, or both, are located, to take possession of all or any part of the Collateral and to remove all or any part of the Collateral.

**Section 5.4**     License.  The Lender is hereby granted a license or other right to use, following the occurrence and during the continuance of a confirmed Event of Default, without charge, the Borrower's labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks, service marks, customer lists and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral, and, following the occurrence and during the continuance of a confirmed Event of Default, the Borrower's rights under all licenses and all franchise agreements shall inure to the Lender's benefit.  In addition, the Borrower hereby irrevocably agrees that the Lender may, following the occurrence and during the continuance of a confirmed Event of Default, sell any of the Borrower's Inventory directly to any Person, including without limitation Persons who have previously purchased the Borrower's Inventory from the Borrower and in connection with any such sale or other enforcement of the Lender's rights under this Agreement, may sell Inventory which bears any trademark owned by or licensed to the Borrower and any Inventory that is covered by any copyright owned by or licensed to the Borrower and the Lender may finish any work in process and affix any trademark owned by or licensed to the Borrower and sell such Inventory as provided herein.

## ARTICLE VI

## WAIVERS, AMENDMENTS AND REMEDIES

No delay or omission of the Lender to exercise any right or remedy granted under this Security Agreement shall impair such right or remedy or be construed to be a waiver of any Event of Default or an acquiescence therein, and any single or partial exercise of any such right or remedy shall not preclude any other or further exercise thereof or the exercise of any other right or remedy.  No waiver, amendment or other variation of the terms, conditions or provisions of this Security Agreement whatsoever shall be valid unless in writing signed by the Lender and then only to the extent in such writing specifically set forth.  All rights and remedies contained in this Security Agreement or by law afforded shall be cumulative and all shall be available to the Lender until the Obligations have been paid in full.

## ARTICLE VII

## COLLECTION OF RECEIVABLES

**Section 7.1** Collection of Receivables. The Lender may at any time after the occurrence of a confirmed Event of Default, by giving the Borrower written notice, elect to require that the Receivables be paid directly to the Lender. In such event, the Borrower shall, and shall permit the Lender to, promptly notify the account debtors or obligors under the Receivables of the Lender's interest therein and direct such account debtors or obligors to make payment of all amounts then or thereafter due under the Receivables directly to the Lender. Upon receipt of any such notice from the Lender, the Borrower shall thereafter hold in trust for the Lender, all amounts and proceeds received by it with respect to the Receivables and Other Collateral and immediately and at all times thereafter deliver to the Lender all such amounts and proceeds in the same form as so received, whether by cash, check, draft or otherwise, with any necessary endorsements. The Lender shall hold and apply funds so received as provided by the terms of Section 7.2.

**Section 7.2** Application of Proceeds. The proceeds of the Collateral shall be applied by the Lender to payment of the Obligations in the following order unless a court of competent jurisdiction shall otherwise direct:

(a)  FIRST, to payment of the principal of the Obligations then due and unpaid from the Borrower to the Lender;

(b)  SECOND, to payment of that portion of the Obligations constituting accrued and unpaid interest and fees owing to the Lender

(c)  THIRD, to payment of all costs and expenses of the Lender incurred in connection with the collection and enforcement of the Obligations or of the security interest granted to the Lender pursuant to this Security Agreement;

(d)  FOURTH, to payment of any Obligations other than those listed above; and

(e)  FIFTH, the balance, if any, after all of the Obligations have been satisfied, to, or as directed by, the Borrower.

## ARTICLE VIII

### GENERAL PROVISIONS

**Section 8.1** Notice of Disposition of Collateral; Condition of Collateral. Notice of the time and place of any public sale of all or any part of the Collateral may be made and shall be deemed reasonable if sent to the Borrower, addressed as set forth in Exhibit A, at least 10 days prior to the date of any such public sale, with a copy of any such notice sent to Guarantor. The Lender shall have no obligation to clean up or otherwise prepare the Collateral for sale.

**Section 8.2** Specific Performance of Certain Covenants. The Borrower acknowledges and agrees that a breach of any of the covenants will cause irreparable injury to the Lender, that the Lender has no adequate remedy at law in respect of such breaches and therefore agrees, without limiting the right of the Lender to seek and obtain specific performance of other obligations of the Borrower contained in this Security Agreement, that the covenants of the Borrower shall be specifically enforceable against the Borrower.

Section 8.3    Use and Possession of Certain Premises.    Upon the occurrence of a confirmed Event of Default, the Lender shall be entitled to occupy and use any premises owned or leased by the Borrower where any of the Collateral or any records relating to the Collateral are located until the Obligations are paid or the Collateral is removed therefrom, whichever first occurs, without any obligation to pay the Borrower for such use and occupancy.

Section 8.4    Benefit of Agreement.    The terms and provisions of this Security Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights or delegate its obligations under this Security Agreement or any interest herein, without the prior written consent of the Lender.

Section 8.5    Survival of Representations.    All representations and warranties of the Lender and Borrower contained in this Security Agreement shall survive the execution and delivery of this Security Agreement.

Section 8.6    Headings.    The title of and section headings in this Security Agreement are for convenience of reference only, and shall not govern the interpretation of any of the terms and provisions of this Security Agreement.

Section 8.7    Termination.    This Security Agreement shall continue in effect until (i) the Loan Agreement has terminated pursuant to its express terms and (ii) all of the Obligations have been indefeasibly paid and performed in full and no commitments of the Lender which would give rise to any Obligations are outstanding.

Section 8.8    Entire Agreement.    This Security Agreement embodies the entire agreement and understanding between the Borrower and the Lender relating to the Collateral and supersedes all prior agreements and understandings between the Borrower and the Lender relating to the Collateral.

Section 8.9    Choice of Law.    This Security Agreement shall be governed by, and construed in accordance with, the laws of the State of South Carolina.

Section 8.10    Indemnity.    Upon confirmed Events of Default, the Borrower hereby agrees to indemnify the Lender, and its successors, assigns, agents and employees, from and against any and all liabilities, damages, penalties, suits, costs, and expenses of any kind and nature imposed on, incurred by or asserted against the Lender, or its successors, assigns, agents and employees, in any way relating to or arising out of this Security Agreement, or the manufacture, purchase, acceptance, rejection, ownership, delivery, lease, possession, use, operation, condition, sale, return or other disposition of any Collateral (including, without limitation, latent and other defects, whether or not discoverable by the Lender or the Borrower, and any claim for patent, trademark or copyright infringement).

11

**Section 8.11** <u>Notices</u>. Any notice required or permitted to be given under this Security Agreement shall be sent (and deemed received) in the manner and to the addresses set forth in the Loan Agreement.

IN WITNESS WHEREOF, the Borrower and the Lender have executed this Security Agreement as of the date first above written.

**BORROWER:**

Southern Vehicle Auctions, Inc.



By: _____
    Daniel C. Dorsey, Jr.

Its:_____President_____

**LENDER:**

Acacia Automotive, Inc.,
  a Texas corporation



By: _____
    Steven L. Sample

Its:___President and CEO_____

12

# EXHIBIT "A"

Primary Place of Business and Mailing Address:

> Southern Vehicle Auctions, Inc.
> Dba / Augusta Auto Auction
> 1200 East Buena Vista Avenue
> North Augusta, SC  29841
> Attn: Daniel C. Dorsey, Jr., General Manager

Locations of Inventory, Equipment and Fixtures:  Primary and Secondary Locations

A.     Properties Owned by the Borrower:

> None

B.     Properties Leased by the Borrower:

> 1200 East Buena Vista Avenue (Primary Location)
> North Augusta, SC  29841
>
> and
>
> 5979 Jefferson Davis Highway (Secondary Location)
> North Augusta, SC  29841

C.     Public Warehouses or other Locations pursuant to Bailment or Consignment Arrangements (include name of Warehouse Operator or other Bailee or Consignee):

> None if not listed above

# EXHIBIT "B"

A. Vehicles subject to certificates of title:

    2003 Chevrolet G-20 Passenger Van

B. Patents, copyrights, trademarks protected under federal law*:

    None

---

*For (i) trademarks, show the trademark itself, the registration date and the registration number; (ii) trademark applications, show the trademark applied for, the application filing date and the serial number of the application; (iii) patents, show the patent number, issue date and a brief description of the subject matter of the patent; and (iv) patent applications, show the serial number of the application, the application filing date and a brief description of the subject matter of the patent applied for. Any licensing agreements for patents or trademarks should be described on a separate schedule.

GUARANTY

THIS GUARANTY (this "Guaranty") is made as of July 31, 2012, by Daniel C. Dorsey, Jr., an individual whose address is [redacted] ("Dorsey, Jr.") and Daniel C. Dorsey, Sr., an individual whose address is [redacted] ("Dorsey, Sr.") (Dorsey, Jr. and Dorsey, Sr. individually, jointly, and collectively the "Guarantors") in favor of Acacia Automotive, Inc., a Texas corporation, whose address is 2806 SE 29th Street (the "Lender"). The Lender and the Guarantors are referred to collectively herein as the "Parties," and individually as a "Party."

Background Information

A. Southern Vehicle Auctions, Inc., a South Carolina corporation located at 1200 E. Buena Vista Avenue, North Augusta, South Carolina 29841 (the "Borrower") and the Lender have entered into a certain Loan Agreement dated as of even date herewith (the "Loan Agreement"), providing, subject to the terms and conditions thereof, for extensions of the Loan by the Lender to the Borrower.

B. It is a condition precedent to the Lender extending the Loan to the Borrower pursuant to the Loan Agreement that the Guarantors execute and deliver this Guaranty whereby the Guarantors shall guarantee the payment when due of all Guaranteed Obligations, as defined below.

C. In consideration of the Lender providing the Loan to the Borrowers, and in order to induce the Lender to enter into, and extend the Loan to the Borrower pursuant to the Loan Agreement, and because the Guarantors have determined that executing this Guaranty is in its interests and to its financial benefit, the Guarantors are willing to guarantee the obligations of the Borrower under the Loan Agreement, the Note and the other Loan Documents.

Provisions

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions and Selected Terms Used Herein.

(a) As used herein:

"Guaranteed Obligations" is defined in Section 4 below.

"Obligations" means all unpaid principal of and accrued and unpaid interest on the Loan, all accrued and unpaid fees and all expenses, reimbursements, indemnities and other obligations of the Borrower to the Lender or to any indemnified party arising under the Loan Documents.

(b)     Other capitalized terms used herein but not defined herein shall have the meaning set forth in the Loan Agreement.

Section 2.     Representations and Warranties. The Guarantors represent and warrant that:

(a)     They have the power and authority and legal right to execute and deliver this Guaranty and to perform their obligations hereunder. This Guaranty constitutes a legal, valid and binding obligation of the Guarantors enforceable against them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

(b)     Neither the execution and delivery by it of this Guaranty, nor the consummation of the transactions herein contemplated, nor compliance with the provisions hereof will violate (i) any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on it or (ii) the provisions of any indenture, instrument or agreement to which it is a party or is subject, or by which it, or its property, is bound, or conflict with or constitute a default thereunder, or result in, or require, the creation or imposition of any lien in, of or on the property of the Guarantors pursuant to the terms of any such indenture, instrument or agreement. No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, which has not been obtained by it, is required to be obtained by it in connection with the execution and delivery of this Guaranty or the performance by it of its obligations hereunder or the legality, validity, binding effect or enforceability of this Guaranty.

Section 3.     Covenants. The Guarantors covenant that, so long as the Loan Agreement remains in effect or any of the Guaranteed Obligations shall remain unpaid, that it will enable the Borrower to fully comply with those covenants and agreements set forth in the Loan Documents.

Section 4.     The Guaranty. The Guarantors hereby absolutely and unconditionally guarantee, jointly and severally, as primary obligor and not as surety, the full and punctual payment (whether at stated maturity, upon acceleration or early termination or otherwise, and at all times thereafter) and performance of the Obligations, including without limitation any such Obligations incurred or accrued during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, whether or not allowed or allowable in such proceeding (being referred to collectively as the "Guaranteed Obligations"). Upon failure by the Borrower to pay punctually any such amount, the Guarantors agree that they shall forthwith on demand pay to the Lender the amount not so paid at the place and in the manner specified in the Loan Agreement, the Note or the relevant Loan Document, as the case may be. This Guaranty is a guaranty of payment and not of collection. The Guarantors waive (i) any right to require the Lender to sue the Borrower, any other guarantors, or any other person or entity obligated for all or any part of the Guaranteed Obligations, or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations, and (ii) any defenses based on suretyship or impairment of collateral. The Guarantors shall be jointly and severally liable with any other guarantor or guarantors of the Guaranteed Obligations.

Section 5.    Guaranty Unconditional.  The obligations of the Guarantors hereunder shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(i)    any extension, renewal, settlement, compromise, waiver or release in respect of any of the Guaranteed Obligations, by operation of law or otherwise, or any obligation of any other guarantor of any of the Guaranteed Obligations, or any default, failure or delay, willful or otherwise, in the payment or performance of the Guaranteed Obligations;

(ii)    any modification or amendment of or supplement to the Loan Agreement, the Note or any other Loan Document;

(iii)    any release, nonperfection or invalidity of any direct or indirect security for any obligation of the Borrower under the Loan Agreement, the Note, the Security Agreement, any other Loan Document or any obligations of any other guarantor of any of the Guaranteed Obligations, or any action or failure to act by the Lender with respect to any collateral securing all or any part of the Guaranteed Obligations;

(iv)    any change in the corporate existence, structure or ownership of the Borrower or any other guarantor of any of the Guaranteed Obligations, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower or any other guarantor of the Guaranteed Obligations, or its assets or any resulting release or discharge of any obligation of the Borrower, or any other guarantor of any of the Guaranteed Obligations;

(v)    the existence of any claim, setoff or other rights which the Guarantors may have at any time against the Borrower, any other guarantor of any of the Guaranteed Obligations, the Lender or any other person or entity, whether in connection herewith or any unrelated transactions;

(vi)    any invalidity or unenforceability relating to or against the Borrower or any other guarantor of any of the Guaranteed Obligations for any reason related to the Loan Agreement, the Note, any other Loan Document or any provision of applicable law or regulation purporting to prohibit the payment by the Borrowers or any other guarantor of the Guaranteed Obligations, of the principal of or interest on the Note or any other amount payable by the Borrower under the Loan Agreement, the Note or any other Loan Document; or

(vii)    any other act or omission to act or delay of any kind by the Borrower, any other guarantor of the Guaranteed Obligations, the Lender or any other person or entity or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the Guarantors' obligations hereunder.

Section 6.    Discharge Only Upon Payment In Full; Reinstatement In Certain Circumstances.  The amount of this Guaranty is unlimited.  Each of the Guarantor's obligations hereunder shall be continuous and remain in full force and effect until all Guaranteed Obligations shall have been indefeasibly paid in full and any commitment of the Lender to make Loans under the Loan Agreement shall have terminated or expired. It is anticipated that fluctuations may occur in the aggregate amount of the Guaranteed Obligations guaranteed pursuant to this Guaranty, and it is specifically acknowledged and agreed by the Guarantors that reductions in the amount of Guaranteed Obligations from time to time, even to zero dollars ($0.00), shall not constitute a termination of this Guaranty. If at any time any payment of the principal of or interest on the Note or any other amount payable by the Borrower or any other party under the Loan Agreement or any other Loan Document or any other Guaranteed Obligation is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, each of the Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment had been due but not made at such time.

Section 7.    Waivers.  The Guarantors irrevocably waive acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any person or entity against the Borrower, any other guarantor of any of the Guaranteed Obligations, or any other person or entity.

Section 8.    Subrogation.  The Guarantors hereby agree not to assert any right, claim or cause of action, including, without limitation, a claim for subrogation, reimbursement, indemnification or otherwise, against the Borrower arising out of or by reason of this Guaranty or the obligations hereunder, including, without limitation, the payment or securing or purchasing of any of the Guaranteed Obligations by the Guarantors unless and until the Guaranteed Obligations are indefeasibly paid in full and any commitment of the Lender to make Loans under the Loan Agreement and any other Loan Documents is terminated.

Section 9.    Application of Payments.  All payments received by the Lender hereunder shall be applied by the Lender to payment of the Guaranteed Obligations in such order as determined by the Lender in its discretion.

Section 10.    Notices.  Notices from one party to another relating to this Guaranty shall be deemed effective if made in writing and delivered to the recipient's addresses as set forth herein (or other address of which any party shall give notice to the other parties) by any of the following means: (a) hand-delivery; (b) registered or certified mail, postage prepaid, with return receipt requested; (c) first class mail, postage prepaid; or (d) overnight courier service.  Notice made in accordance with this section shall be deemed delivered on receipt if delivered by hand, on the third business day after mailing if mailed by first class, registered or certified mail or on the next business day after mailing or deposit with an overnight courier service if delivered by overnight courier.

Section 11.    No Waivers.  No failure or delay by the Lender in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided in this Guaranty, the Loan Agreement, the Note and the other Loan Documents shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12. <u>No Duty to Advise</u>. The Guarantors assume all responsibility for being and keeping themselves informed of the Borrower's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that the Guarantors assume and incur under this Guaranty, and agree that the Lender does not have any duty to advise the Guarantors of information known to it regarding those circumstances or risks.

Section 13. <u>Successors and Assigns</u>. This Guaranty is for the benefit of the Lender and its successors and assigns and in the event of an assignment of any amounts payable under the Loan Agreement, the Note or the other Loan Documents, the rights hereunder, to the extent applicable to the indebtedness so assigned, shall be transferred with such indebtedness. This Guaranty shall be binding upon the Guarantors and their successors and permitted assigns.

Section 14. <u>Changes in Writing</u>. Neither this Guaranty nor any provision hereof may be changed, waived, discharged or terminated orally, but only in writing signed by the Guarantors and the Lender.

Section 15. <u>Costs of Enforcement</u>. The Guarantors agree to pay all costs and expenses including, without limitation, all court costs and attorneys' fees and expenses paid or incurred by the Lender in endeavoring to collect all or any part of the Guaranteed Obligations from, or in prosecuting any action against, the Borrower, the Guarantors or any other guarantor of all or any part of the Guaranteed Obligations.

Section 16. <u>Governing Law; Submission to Jurisdiction; Waiver of Jury Trial</u>. This Guaranty shall be governed by, and construed in accordance with, the internal laws (and not the law of conflicts) of the State of South Carolina. The Guarantors hereby submit to the nonexclusive jurisdiction of the Courts of the State of South Carolina in Aiken County, and the United States District Court for the District of South Carolina in the city of Aiken, and waive any contention that any such court is an improper venue for enforcement of this Guaranty. The Guarantors irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Nothing herein shall limit the right of the Lender to bring proceedings against the Guarantors in the courts of any other jurisdiction.

SECTION 17. <u>WAIVER OF JURY TRIAL</u>. EACH OF THE GUARANTORS AND THE LENDER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 18. <u>Taxes, etc</u>. All payments required to be made by the Guarantors hereunder shall be made without setoff or counterclaim and free and clear of and without deduction or withholding for or on account of, any present or future taxes, levies, imposts, duties or other charges of whatsoever nature imposed by any government or any political or taxing authority thereof, provided, however, that if the Guarantors are required by law to make such deduction or withholding, the Guarantors shall forthwith (i) pay to the Lender such additional amount as results in the net amount received by the Lender equaling the full amount which would have been received by the Lender had no such deduction or withholding been made, (ii) pay the full amount deducted to the relevant authority in accordance with applicable law, and (iii) furnish to the Lender certified copies of official receipts evidencing payment of such withholding taxes within 30 days after such payment is made.

Section 19.     Setoff.  Without limiting the rights of the Lender under applicable law, if all or any part of the Guaranteed Obligations is then due, whether pursuant to the occurrence of a Default or otherwise, then the Guarantors authorize the Lender to apply any sums standing to the credit of the Guarantors with the Lender or toward the payment of the Guaranteed Obligations.

Section 20.     Records and Memoranda.  The Guarantors agree that all advances constituting the Guaranteed Obligations under the Loan Documents will be evidenced by entries made by Lender in its electronic data processing system and/or internal memoranda or records maintained by Lender.  The Guarantors further agree that (i) the sum or sums shown on the most recent printout from Lender's electronic data processing system and/or such memoranda or records shall be rebuttably presumptive evidence of the amount of the principal sum and of the amount of any accrued interest due thereon, and (ii) such a printout may be attached to this Guaranty in connection with any assignment or other transfer of this Guaranty or enforcement of this Guaranty and any such printout shall be incorporated herein by reference as if fully written herein.

IN WITNESS WHEREOF, the Guarantors have caused this Guaranty to be duly executed as of the day and year first above written.



Daniel C. Dorsey, Jr., Guarantor



Daniel C. Dorsey, Sr., Guarantor